Filed by Washington Group International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed under the Securities Exchange Act of 1934
Subject Company: Washington Group International, Inc.
Commission File No. 001-12054
Date: July 2, 2007

June 29, 2007

Dear Fellow Washington Group International Employee:

It has been a few weeks since we announced the proposed combination with URS. Since then, we have spoken with many of our employees and customers, and we are very pleased with the favorable responses that we have received.

This is an exciting opportunity. The combination of Washington Group International and URS would create a broadly diversified, “single-source” vendor that can offer a full life cycle of planning, engineering, construction and operations and maintenance services with more than 54,000 employees, a larger network of offices in the U.S. and internationally, an expanded client base, and an even more comprehensive set of services. There is minimal overlap between URS’ organization and ours, and we believe the combined company will allow Washington Group and URS to capitalize on their position in important high-growth sectors. As a division of URS, Washington Group employees will have access to the broader career opportunities offered through a larger and more diversified company.

In addition to the written materials and the teleconferences we’ve held to provide you information about the proposed merger, we also have created a new Web page on My Virtual Office with answers to many commonly asked questions.

Please remember that until the transaction closes, which we expect to occur in the second half of the year following regulatory and stockholder approvals, Washington Group and URS remain separate and independent companies.

It is not unusual for rumors and speculation to surface and circulate, so it is of the utmost importance that all of us make the extra effort to avoid these kinds of distractions and to help our colleagues do so as well.

The most important contribution each and every one of us can make during this period is to stay focused on delivering the highest level of performance excellence, and keep moving ahead with assignments with diligence. It is business as usual at Washington Group - and that’s a very powerful thing.

We will periodically update you on our business and on the proposed combination as developments progress. Thank you for your efforts that have made Washington Group such an outstanding company and have positioned the organization for an even brighter future.

Steve Hanks
President and Chief Executive Officer

Steve Johnson
Senior Executive Vice President-Business Development

Tom Zarges
Senior Executive Vice President-Operations

George Juetten
Chief Financial Officer

Forward-Looking Statements

Statements contained in this document that are not historical facts may constitute forward-looking statements, including statements relating to timing of  and satisfaction of conditions to the merger, whether any of the anticipated benefits of the merger will be realized, including future revenues, future competitive positioning and business synergies, future acquisition cost savings, future market demand, future benefits to stockholders, and future economic and industry conditions.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “expect,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue” and similar expressions are also intended to identify forward-looking statements.  The companies believe that their expectations are reasonable and are based on reasonable assumptions. However, such forward-looking statements by their nature involve risks and uncertainties that could cause actual results to differ materially from the results predicted or implied by the forward-looking statement. The potential risks and uncertainties include, but are not limited to: potential difficulties that may be encountered in integrating the merged businesses; potential uncertainties regarding market acceptance of the combined company; uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies and the satisfaction of other closing conditions to the transaction, including the receipt of regulatory approvals; competitive responses to the merger; an economic downturn; changes in the each company’s book of business; each company’s compliance with government contract procurement regulations; each company’s ability to procure government contracts; each company’s reliance on government appropriations; the ability of the government to unilaterally terminate either company’s contracts; each company’s ability to make accurate estimates and control costs; each company’s ability to win or renew contracts; each company’s and its partners’ ability to bid on, win, perform and renew contracts and projects; environmental issues and liabilities; liabilities for pending and future litigation; the impact of changes in laws and regulations; a decline in defense spending; industry competition; each company’s ability to attract and retain key individuals; employee, agent or partner misconduct; risks associated with changes in equity-based compensation requirements; each company’s leveraged position and ability to service its debt; risks associated with international operations; business activities in high security risk countries; third-party-software risks; terrorist and natural disaster risks; each company’s relationships with its labor unions; each company’s ability to protect its intellectual property rights; anti-takeover risks and other factors discussed more fully in URS’ Form 10-Q for its quarter ended March 30, 2007, Washington Group’s Form 10-Q for its quarter ended March 30, 2007, as well as in the Joint Proxy Statement/Prospectus of URS and Washington Group to be filed, and other reports subsequently filed from time to time, with the Securities and Exchange Commission. These forward-looking statements represent only URS’ and Washington Group’s current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made.  Neither URS nor Washington Group assumes any obligation to update any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction, URS and Washington Group will be filing documents with the Securities and Exchange Commission (the “SEC”), including the filing by URS of a registration statement on Form S-4, and URS and Washington Group intend to file a related preliminary and definitive joint proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636.  In addition, you may also find information about the merger transaction at www.urs-wng.com. URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the joint proxy statement/prospectus of URS and Washington Group described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC’s Web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.